Putnam Investments

100 Federal Street

Boston, MA 02110

January 26, 2023

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Post-Effective Amendment No. 55 under the Securities Act of 1933, as amended, and Amendment No. 56 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of Putnam Target Date Funds (the “Registrant”), on behalf of Putnam RetirementReady 2025 Fund, Putnam RetirementReady 2030 Fund, Putnam RetirementReady 2035 Fund, Putnam RetirementReady 2040 Fund, Putnam RetirementReady 2045 Fund, Putnam RetirementReady 2050 Fund, Putnam RetirementReady 2055 Fund, Putnam RetirementReady 2060 Fund, Putnam RetirementReady 2065 Fund, and Putnam RetirementReady Maturity Fund (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2022 (the “485(a) Amendment”)

Dear Mr. Worthington:

This letter responds to the comments that you provided to Peter T. Fariel of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and Timothy F. Cormier of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Commission Staff”) on January 20, 2023 regarding the 485(a) Amendment. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. These responses, as applicable, will be reflected in the definitive version of the Registrant’s 485(b) filing pertaining to the Funds on Form N-1A, expected to be filed with the Commission on or around February 9, 2023 (the “485(b) Amendment”). References to specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

General Comment

1.	Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed as the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the disclosure language, please include the revised disclosure in this letter. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR. The Registrant also confirms that it will revise the Registration Statement filed as the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the disclosure language, it will include the revised disclosure in this letter (or in Appendix A to this letter). The Registrant acknowledges that it is responsible for the adequacy and accuracy of the Registration Statement.

2.	Comment: The Commission Staff believes that the use of “Sustainable Retirement” in each Fund’s name might suggest a guarantee of some level of performance. Please consider revising the name of each Fund to avoid any confusion in this regard.

Response: The Registrant respectfully notes that the use of “Sustainable” in each Fund’s name is intended to convey each Fund’s strategy of investing in underlying Putnam Management-sponsored exchange-traded funds (“underlying funds”) that focus on investments with positive sustainability or environmental, social, and governance (“ESG”) characteristics and believes that the first sentence under the “Investments” section for each Fund makes this clear. The Registrant also notes that the second and third sentences of the first paragraph of the “Risks” section for each Fund state that “[l]osses may occur near, at or after the target date. There is no guarantee that the fund will provide adequate income at and through an investor’s retirement.” The Registrant believes that, in light of the above-referenced disclosure, as well as the discussion of each Fund’s and underlying fund’s investment strategies throughout the prospectus, it should be clear to investors that the use of “Sustainable Retirement” in each Fund’s name is referring to each Fund’s strategy of investing in underlying funds with a focus on positive sustainability or ESG characteristics and is not intended to suggest a guarantee of a “sustainable” level of performance or income. The Registrant, therefore, respectfully declines to change the naming convention of the Funds.

Prospectus

Fund summary – Investments, risks, and performance – Investments

3.	Comment: Please consider removing the disclosure under the heading “Information about each underlying fund’s investment strategy” with respect to each underlying fund and adding a cross-reference indicating where in the Funds’ prospectus disclosure regarding the underlying funds’ investment strategies may be found.

Response: The Registrant intends to retain a brief introductory discussion of each underlying fund’s investment strategy under the heading “Information about each underlying fund’s investment strategy,” as well as the 80% investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act for each underlying fund. The Registrant believes that preservation of this disclosure in the summary section of the Funds’ prospectus will provide Fund investors with insight into their indirect exposure to the types of securities in which the underlying funds will invest, as well the underlying funds’ investment approach. The Registrant will, however, remove the remainder of the strategy disclosure under that heading and will include a cross reference stating that, “[f]or a further discussion of [the underlying fund’s] investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].” Please see Appendix A to this letter for the above-referenced disclosure revisions, which will be included in the 485(b) Amendment.

4.	Comment: In the first paragraph in the “Investments” section, please state (if accurate) that each Fund does not emphasize one ESG factor over another when selecting underlying funds for investment and that each underlying fund does not emphasize one ESG factor over another when selecting individual securities.

Response: The Registrant notes that the relative weightings that an underlying fund’s managers ascribe to ESG factors are not constant and may change over time, and, therefore, declines to add a specific statement that an underlying fund’s managers do not emphasize one ESG factor over another when selecting individual securities. With respect to the Funds’ managers’ selection of underlying funds for investment, the Registrant notes that, while the Funds’ predetermined glide path, as disclosed in the prospectus, generally drives allocations to the underlying funds, the Funds’ managers may also consider the ESG weightings of an underlying fund as part of the overall investment decision. Because these considerations and weightings will vary over time, the Registrant respectfully declines to add the requested disclosure.

5.	Comment: In the first paragraph in the “Investments” section, please state (if accurate) that each Fund’s allocations to each underlying fund are based on each Fund’s desired allocation to equity and fixed income asset classes and are not based on the underlying fund’s weighting or scoring of ESG factors.

Response: The Registrant notes that, as discussed in the previous response, while the Funds’ predetermined glide path, as disclosed in the prospectus, generally drives allocations to the underlying funds, the Funds’ managers reserve the right to also consider the ESG weightings of an underlying fund as part of the overall investment decision. The Registrant, therefore, respectfully declines to add the requested disclosure.

6.	Comment: Referring to the table displaying each Fund’s expected, initial approximate allocations to each asset class and underlying fund in the “Investments” section, please add “Total” in front of the “Equity” and “Fixed Income” row headings to more clearly indicate that these two rows represent the total amount of assets allocated to equity and fixed income for each Fund.

Response: The Registrant confirms that the requested changes will be included in the 485(b) Amendment.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the 485(a) Amendment or with respect to this comment response letter may be directed to the undersigned by phone at (617) 760-0023 or by email at Peter_Fariel@putnam.com. Thank you for your assistance.

Sincerely yours,

Peter T. Fariel

Putnam Investment Management, LLC

cc: Timothy F. Cormier, Ropes & Gray LLP

James E. Thomas, Ropes & Gray LLP

Appendix A

Information about each underlying fund’s investment strategy

Putnam Sustainable Leaders ETF (“Sustainable Leaders ETF”)

Sustainable Leaders ETF invests mainly in common stocks of U.S. companies of any size, with a focus on companies that Putnam Management believes exhibit a commitment to financially material sustainable business practices. In evaluating investments for Sustainable Leaders ETF, Putnam Management views “financially material sustainable business practices” as business practices that it believes are reasonably likely to impact the financial condition or operating performance of a company and that relate to environmental, social, or corporate governance issues.

~~Putnam Management identifies relevant environmental, social, or corporate governance issues on a sector-specific basis using an internally developed materiality map, which is informed by the sustainability issues identified by the Sustainability Accounting Standards Board as material to companies within a particular industry. A materiality map provides a guide to understanding which ESG criteria are more or less important for a given sector or subsector; it includes those ESG criteria that may be reasonably likely to influence investment decision-making. Putnam Management constructs the materiality map by evaluating the significance of specified ESG criteria (i.e., board structure and composition, diversity, equity and inclusion, or climate change risk, among others) in specific industries (i.e., consumer, healthcare, financials, etc.), subsectors, or countries. Putnam Management then categorizes the relevance of these ESG criteria for each industry, subsector, or country. As part of this analysis, Putnam Management may utilize metrics and information such as emissions data, carbon intensity, sources of energy used for operations, water use and re-use, water generation, waste diversion from landfill, employee safety and diversity data, supplier audits, product safety, board composition, and incentive compensation structures. Stocks of companies that exhibit a commitment to financially material sustainable business practices are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. Sustainable Leaders ETF may consider, among other factors, a company’s sustainable business practices (as described below), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.~~

Under normal circumstances, Sustainable Leaders ETF invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria. ~~These criteria are based on the proprietary materiality map described above. In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy is non-fundamental and may be changed only after 60 days’ notice to shareholders. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens. Putnam Management may not apply sustainability criteria to investments that are not subject to Sustainable Leaders ETF’s 80% policy, and such investments may not meet Putnam Management’s sustainability criteria.~~For a further

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Appendix A

discussion of Sustainable Leaders ETF’s investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

Putnam Sustainable Future ETF (“Sustainable Future ETF”)

Sustainable Future ETF invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services Putnam Management believes provide solutions that directly contribute to sustainable social, environmental and economic development.

~~Putnam Management’s approach to sustainable investing incorporates fundamental research together with consideration of sustainable environmental, social and economic development impact. Putnam Management believes that companies whose products and services produce positive environmental, social and economic development impact also often demonstrate potential for strong financial growth.~~ Under normal circumstances, Sustainable Future ETF invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria. ~~These criteria are based on a proprietary sustainability solutions map that links to the United Nations Sustainable Development Goals. In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy is non-fundamental and may be changed only after 60 days’ notice to shareholders. In selecting each investment, Putnam Management considers the extent to which a company’s products or services may provide solutions to forward-looking sustainability needs, creating positive impact in environmental, social and economic development areas. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens. Putnam Management may not apply sustainability criteria to investments that are not subject to Sustainable Future ETF’s 80% policy, and such investments may not meet Putnam Management’s sustainability criteria.~~For a further discussion of Sustainable Future ETF’s investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

Putnam PanAgora ESG International Equity ETF (“PanAgora International Equity ETF”)

~~Putnam PanAgora ESG Emerging Markets Equity ETF (“PanAgora Emerging Markets Equity ETF”)~~

PanAgora International Equity ETF invests mainly in common stocks (growth or value stocks or both) of companies of any size outside the United States with a focus on companies that PanAgora International Equity ETF’s subadviser, PanAgora, believes offer attractive benchmark-relative returns and exhibit positive ESG metrics. Under normal circumstances, PanAgora International Equity ETF invests at least 80% of its net assets in equity securities of companies that meet PanAgora’s ESG criteria. ~~PanAgora may not apply ESG criteria to investments that are not subject~~

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Appendix A

~~to~~For a further discussion of PanAgora International Equity ETF’s ~~80% policy, and such investments may not meet PanAgora’s ESG criteria~~investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

Putnam PanAgora ESG Emerging Markets Equity ETF (“PanAgora Emerging Markets Equity ETF”)

PanAgora Emerging Markets Equity ETF invests mainly in common stocks (growth or value stocks or both) of emerging markets companies of any size with a focus on companies that PanAgora Emerging Markets Equity ETF’s subadviser, PanAgora, believes offer attractive benchmark-relative returns and exhibit positive ESG metrics. Under normal circumstances, PanAgora Emerging Markets Equity ETF invests at least 80% of its net assets in equity securities of emerging markets companies that meet PanAgora’s ESG criteria. ~~PanAgora may not apply ESG criteria to investments that are not subject to~~For a further discussion of PanAgora Emerging Markets Equity ETF’s ~~80% policy, and such investments may not meet PanAgora’s ESG criteria~~investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

~~In evaluating and selecting investments for each of PanAgora International Equity ETF and PanAgora Emerging Markets Equity ETF, PanAgora employs a proprietary framework using quantitative models that identify companies that offer above-market return potential based on their ESG metrics, together with other proprietary factors measuring a company’s financial and operational health, and then construct a portfolio that integrates return potential and ESG metrics. While PanAgora may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.~~

~~PanAgora believes that the manner in which a company addresses environmental issues is relevant to the company’s productivity and management capability. PanAgora uses advanced statistical and machine learning techniques, together with third-party and proprietary data sources, in evaluating companies’ ESG metrics and return potential. As part of its analysis of a company, PanAgora may utilize metrics and information regarding the company’s carbon emissions, water use and pollution. PanAgora believes that social concerns such as employee happiness are relevant to overall company productivity and the company’s position within its industry. As part of its analysis of social concerns, PanAgora may use metrics and information regarding employee sentiment, gender diversity, corporate benefits and corporate culture. PanAgora believes that the manner in which a company is governed may have a significant impact on the company’s value. As part of its analysis of company governance, PanAgora may use metrics and information regarding a company’s compensation practices, board experience, accounting practices and degree of candor in corporate communication. The ESG metrics and information used in the portfolio construction process may change over time and may not be relevant to all companies that are eligible for investment by each of PanAgora International Equity ETF and PanAgora Emerging Markets Equity ETF.~~

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Appendix A

~~PanAgora will assign each company an ESG rating based on proprietary ESG scores plus other proprietary factors measuring a company’s financial and operational health. In order to meet PanAgora’s ESG criteria, a company must have an ESG rating above 0, reflecting more positive characteristics. PanAgora assigns companies an ESG rating that ranges from -2 to +2, although the range of scores may change over time.~~

Putnam ESG Core Bond ETF (“Core Bond ETF”)

~~Putnam ESG High Yield ETF (“High Yield ETF”)~~

~~Putnam ESG Ultra Short ETF (“Ultra Short ETF”)~~

Core Bond ETF invests mainly in a diversified portfolio of investment-grade fixed-income securities with a focus on companies or issuers that Putnam Management, Core Bond ETF’s investment manager, believes meet relevant ESG criteria on a sector-specific basis. Under normal circumstances, Core Bond ETF invests at least 80% of the value of its net assets in fixed-income securities that meet Putnam Management’s ESG criteria. ~~Putnam Management may not apply ESG criteria to investments that are not subject to Core Bond ETF’s 80% policy, and such investments may not meet Putnam Management’s ESG criteria. Core Bond ETF invests mainly in bonds of governments and private companies located in the United States that are investment-grade in quality with intermediate- to long-term maturities (three years or longer). Core Bond ETF may also invest in foreign fixed-income investments, although foreign investments do not represent a primary focus of Core Bond ETF.~~For a further discussion of Core Bond ETF’s investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

Putnam ESG High Yield ETF (“High Yield ETF”)

High Yield ETF invests mainly in bonds that are below investment grade in quality (sometimes referred to as “junk bonds”) with a focus on companies or issuers that Putnam Management, High Yield ETF’s investment manager, believes meet relevant ESG criteria on a sector-specific basis. High Yield ETF invests mainly in bonds that also have one or more of the following characteristics: (1) are obligations of U.S. companies or issuers and (2) have intermediate- to long-term maturities (three years or longer). Under normal circumstances, High Yield ETF invests at least 80% of the value of its net assets in fixed-income securities rated below investment grade that meet Putnam Management’s ESG criteria. ~~Putnam Management may not apply ESG criteria to investments that are not subject to High Yield ETF’s 80% policy, and such investments may not meet Putnam Management’s ESG criteria.~~  For a further discussion of High Yield ETF’s investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

Putnam ESG Ultra Short ETF (“Ultra Short ETF”)

Ultra Short ETF invests in a diversified short-duration portfolio of fixed-income securities comprised of investment-grade money market and other fixed-income securities, including U.S. dollar-denominated foreign securities of these types, with a focus on companies or issuers that Putnam Management believes meet relevant ESG criteria, on a sector-specific basis. Under normal

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Appendix A

circumstances, Ultra Short ETF invests at least 80% of the value of its net assets in fixed-income securities that meet Putnam Management’s ESG criteria. ~~Putnam Management may not apply ESG criteria to investments that are not subject to~~ For a further discussion of Ultra Short ETF’s ~~80% policy, and such investments may not meet Putnam Management’s ESG criteria.~~investment strategy, please turn to the section What are the funds’ and each underlying fund’s main investment strategies and related risks? beginning on page [ ].

~~In evaluating investments for each of Core Bond ETF, High Yield ETF and Ultra Short ETF, Putnam Management identifies relevant ESG criteria on a sector-specific basis using an internally developed materiality map, which is informed by the ESG issues identified by the Sustainability Accounting Standards Board as material to companies or issuers within a particular industry. A materiality map provides a guide to understanding which ESG criteria are more or less important for a given sector or subsector; it includes those ESG criteria that may be reasonably likely to influence investment decision-making. Putnam Management constructs the materiality map by evaluating the significance of specified ESG criteria (i.e., board structure and composition, diversity, equity and inclusion, or climate change risk, among others) in specific industries (i.e., consumer, healthcare, financials, etc.), subsectors, or countries. Putnam Management then categorizes the relevance of these ESG criteria for each industry, subsector, or country. As part of this analysis, Putnam Management may utilize metrics and information such as emissions data, carbon intensity, sources of energy used for operations, water use and re-use, water generation, waste diversion from landfill, employee safety and diversity data, supplier audits, product safety, board composition, and incentive compensation structures. After evaluating these criteria, Putnam Management will assign each company or issuer, as applicable, a proprietary ESG rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s ESG criteria for purposes of the above-referenced 80% investment policy, a company or issuer must be rated 2 or 1 by Putnam Management. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.~~

~~The approach to ESG investing for each of Core Bond ETF, High Yield ETF and Ultra Short ETF incorporates fundamental research together with consideration of ESG criteria which may include, but are not limited to, those included in the following descriptions. Environmental criteria include, for example, a company’s or issuer’s carbon intensity and use of resources like water or minerals. ESG measures in this area might include plans to reduce waste, increase recycling, raise the proportion of energy supply from renewable sources, or improve product design to be less resource intensive. Social criteria include, for example, labor practices and supply chain management. ESG measures in this area might include programs to improve employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions. Corporate governance criteria include, for example, board composition and executive compensation, as well as bondholders’ rights. ESG measures in this area might include improvements in board independence or diversity, or alignment of management incentives with the company’s or issuer’s strategic ESG objectives.~~

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Appendix A

~~Putnam Management uses a sector-specific approach in evaluating investments for Core Bond ETF, High Yield ETF and Ultra Short ETF. For Core Bond ETF and Ultra Short ETF, in the corporate credit sector, Putnam Management combines fundamental analysis with relevant ESG insights with a forward-looking perspective. Putnam Management believes that this approach contributes to a more nuanced assessment of an issuer’s credit profile, which can limit tail risk in credit portfolios (i.e., the risk that the price of a portfolio may decrease by more than three standard deviations from its current price) and ratings volatility.~~

~~For Core Bond ETF and Ultra Short ETF, Putnam Management believes that securitized debt instruments present unique challenges in applying ESG criteria due to the presence of various asset types, the counterparties involved, and the complex structure of the securitized debt market along with a lack of available ESG-related data. In evaluating securitized debt instruments for potential investment for Core Bond ETF and Ultra Short ETF, Putnam Management takes a broad approach, analyzing both the terms of the transaction, including the asset type being securitized and structure of the securitization, as well as key counterparties. Opportunities are analyzed at the asset level within each securitization and each subsector to identify assets that meet relevant ESG thresholds. Additionally, in evaluating securitized debt instruments, Putnam Management analyzes relevant ESG criteria regarding the originator, servicers, or other relevant counterparties. In the sovereign debt sector, Putnam Management uses quantitative modeling and fundamental research to evaluate countries across a variety of ESG criteria (i.e., natural resource dependence and level of public corruption) and non-ESG criteria (i.e., global economic conditions, market valuations and technicals). Putnam Management believes that sovereign issuers with better ESG scores generally benefit from lower borrowing costs and that ESG criteria may influence the perception of the credit risk of a country’s debt. Countries are evaluated both on current ESG metrics and the extent of recent progress.~~

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